September 7, 2012
VIA EDGAR SUBMISSION

Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re: Banco Santander, S.A.
       Form 20-F for the Fiscal Year Ended December 31, 2011
       Filed April 27, 2012
       Form 6-K filed July 27, 2012
       File No. 001-12518

Dear Ms. Hayes:

On behalf of Banco Santander, S.A. (“Santander” or the “Bank”), we acknowledge receipt by Santander of the letter dated August 24, 2012 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 20-F and Form 6-K of Santander.

Santander is working to respond to the Comment Letter. However, the Bank has advised us that it will require additional time to consider and respond to the Staff’s comments. Accordingly, on behalf of Santander, we respectfully request an extension of time to respond to the Comment Letter to October 5, 2012.

We are grateful for the Staff’s accommodation in this matter. Please do not hesitate to call me at (212) 450-4950 with any questions you may have.

Very truly yours, /s/ Nicholas A. Kronfeld Nicholas A. Kronfeld cc:
José Antonio Álvarez